UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                        FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                   SMALL BUSINESS ISSUERS
           UNDER SECTION 12(B) OR (G) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

              STRATEGIC INFORMATION MANAGEMENT
                        INCORPORATED
       (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

          Florida                             22-3538310
(State or other jurisdiction of              (Irs Employer
 incorporation or organization)            Identification no.)

                                 777 South Flagler Drive, 8th floor
                                West Palm Beach, Florida  33401
                                 Telephone: (561) 820-9432
          (Address and Telephone Numberof principal executive offices)



Securities to be registered under section 12(b) of The act:
                                              NONE
Securities to be registered under section 12(g) of The act:
                   Common stock, par value $.0001 per share
                                         (Title of class)
                          FORM 10-SB REPORT INDEX

Item No.                                                   Page No.
----------                                                ----------
PART I
Item 1.   Description of Business......................
Item 2.   Plan of Operation. .............................
Item 3.   Description of Property......................
Item 4.   Security Ownership of Certain
              BeneficialOwners and
              Management......................................
Item 5.   Directors, Executive Officers,
              Promoters and Control
              Persons.............................................
Item 6.   Executive Compensation.......................
Item 7.   Certain Relationships and Related
              Transactions.........................................
Item 8.   Description of Securities.......................
PART II
Item 1.   Market Price of and Dividends on the
                 Registrant's Common Equity and other
             Shareholder Matters...............................
Item 2.   Legal Proceedings.................................
Item 3.   Changes in and Disagreements with
              Accountants..........................................
Item 4.   Recent Sales of Unregistered
              Securities..............................................
Item 5.   Indemnification of Directors and
             Officers.................................................


PART I.
ITEM 1.   BUSINESS
THE COMPANY
     Strategic Information Management Incorporated, a Florida Corporation (hereinafter the "Company" or
"SIMI") was incorporated on September 16, 1997. It was initially organized for the purpose of offering information technology support for automated business and enterprise.

BUSINESS OF THE COMPANY
     The Company's intended focus is to help small to mid-sized companies and municipalities enhance their existing operating systems through assessment and reconfiguration of both their automated systems and their non-automated documents. The Company will undertake this process by conducting a study of each client's operations and prescribe a solution that is cost effective and efficient by using the latest software, hardware and data storage technology. After installation of the new system for the client, the Company will provide training and technical support through service contracts to maintain an ongoing relationship with each client. The Company will obtain its revenues through hourly consulting fees and service contracts. The products that the Company will offer to its clients will be through vending arrangements with top hardware and software providers, as well as through sub-contracting arrangements with specialized vendors.

     On February 5, 1998, SIMI signed a Letter of
Intent ("Letter of Intent") with NewSoft GmbH, a
German corporation ("NewSoft"), whereby the Company
will purchase all of the issued and outstanding
stock of NewSoft.   The Letter of Intent provided
for a closing by February 15, 1998. The closing date was subsequently extended to March 31, 1998
The Company currently has one full time
employee.

COMPETITION

     There are many competitors entering and
established in the information services related industry. Although the Company believes it will be able to establish and maintain a sizable market niche, competitors with greater financial and human resources than the Company can enter the Company's market with products and services similar or identical to those of the Company.

ITEM 2.   PLAN OF OPERATION

     The Company is a start-up company offering information technology support for automated business and enterprise. The Company has been in an organizational and development stage since its inception in September, 1997. During this time, management incorporated the Company, attempted to establish a client base, undertook a Regulation D-
504 offering to raise capital for the Company and pursued the acquisition of excising information technology consulting firms.

     On February 5, 1998, SIMI entered into a
Letter of Intent to acquire all the issued and outstanding stock of NewSoft GmbH, a German company operating in the information technology solutions market in Germany since 1996. The Letter of Intent stated that SIMI is to provide stock in both SIMI and a majority shareholder of SIMI, Sicor, Inc., for the acquisition of 100% of NewSoft. The
NewSoft operations will be funded for the initial twelve (12) months after the acquisition (if consummated) for the purpose of providing a fully functional Year 2000 code conversion factory in the Frankfurt, Germany metropolitan area. The principals of NewSoft will enter into employment contracts and maintain and operate such facility.
     SIMI currently has one (1) full-time employee.
At the time of the completion of the potential merger with NewSoft, the Company contemplates having a minimum of three (3) full-time employees.
     At the completion of the contemplated merger with NewSoft, the Company will have sufficient employees to operate the Company for the initial six (6) month period, though the anticipated revenues and service contracts should increase the amount of employees of the Company to at least six
(6).  Additional employees will be hired to
complete anticipated service contract work as well as solicit additional business for the Company.

     SIMI intends to secure additional operating facilities to its main office in West Palm Beach, Florida. Upon the successful acquisition of NewSoft, operating facilities will be established in Frankfurt, Germany. Such facilities are anticipated to be sufficient for at least the first twelve (12) months of operation after the contemplated acquisition. After the initial year, the Company intends to expand throughout Western
Europe and Scandinavia.

     Sicor, Inc. ("Sicor") presently owns 2,800,000 shares of the Company. Therefore, upon the completion of the contemplated acquisition, Sicor will own a majority of the Company. Sicor purchased 2,800,000 shares of the Company for $60,000 and future funding considerations, with the intention that funding will be used to achieve the acquisition of NewSoft. Sicor is an established vendor of information technology solutions in the United States and abroad. It currently offers a full line of Year 2000 solutions.

     Initially, the Company intends to solicit business from clients of Sicor. This client list includes the United States government and many major international corporations, as well as existing clients of NewSoft. The Company's products will be software and technology products currently offered by Sicor pertaining to the highly publicized Year 2000 problem. Such solutions will enable the Company to develop further relationships with the users of highly sophisticated mainframe technology as well as capitalize on the significant margins available to year 2000 solutions providers.
The development of such relationships as well as the capital achieved through such potentially profitable contracts will be vital to the long term success of SIMI.

     Upon the completion of the proposed
acquisition of NewSoft, the facility in Germany will be an operations headquarters. It will be staffed with technical personnel and equipment, which it will provide to a client company to correct computer code, which is not Year 2000 compliant. Its present headquarters in Florida will serve as corporate headquarters and perform marketing for the Company.

The Company's anticipated use of its funding and profits will be towards the establishment and maintenance of the Year 2000 conversion factory, marketing of its Year 2000 solutions; and research and development in the data migration and Euro conversion fields in order to provide a profitable future beyond the Year 2000 problem.

ITEM 3.   DESCRIPTION OF PROPERTY

     The Company presently leases approximately 200
square feet in an office building located at 777
South Flagler Drive, 8th Floor, West Tower, West
Palm Beach, Florida. The office is exclusively executive offices for businesses. The facility is leased from a non-affiliated party pursuant to a six (6) month lease ending May 31, 1998 with automatic six (6) month renewals unless the Company gives sixty (60) days prior written notice to the Landlord to terminate the lease (1) year annual renewals. The monthly base rental is $1,150 per month. In addition, the Company is required to pay the following charges: (a) fixed charge of $509.91 per month; (b) additional rent equal to 1% of the increased operating expenses, real estate taxes and utility costs. The Company has deposited with Landlord a security deposit of $1,659.91.

     If the acquisition with NewSoft is
consummated, the Company will establish operating facilities in Frankfurt, Germany.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                OWNERS AND MANAGEMENT

     The following table sets forth certain
information as of February 25, 1998 regarding the
beneficial ownership of all of the Company's
outstanding common stock, par value $.0001 per
share (the "Common Stock") including such ownership
by:  (i) each of the stockholders of the Company
who own more than five (5%) percent of the
outstanding shares of Common Stock; (ii) each
director of the Company; and (iii) all directors
and executive officers of the Company as a group.
As of February 25, 1998, there were 4,925,000
shares of Common Stock outstanding. There are no
outstanding shares of any other classes of stock of
the Company.

Name and Address of     Amount and Nature     Percent of Class
Beneficial Owner        of Beneficial
(1)                     Ownership (2)

William H. Luckman      100,000 shares            2.03%
(3)

Sicor, Inc.             2,800,000 shares         56.85%
All directors and         100,000 shares          2.03%
executive officers
as a group (1
person)

(1) The address of each person and entity named in the above table is c/o the Company, 777 South
       Flagler Drive, 8th Floor, West Tower, West Palm
       Beach, Florida 33401.
(2) The persons and entities named in this table have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned by each.
(3)  On October 16, 1997, Mr. Luckman was
       originally issued 1,000,000 shares of Common
       Stock in exchange for services valued at $100.
       Thereafter, on January 30, 1998, Mr. Luckman returned 900,000 shares of Common Stock to Treasury. In addition, on September 16, 1997,
       Sean P. O'Connor, the founder of the Company, was originally issued 1,000,000 shares of Common Stock in exchange for services valued at $100. On January 30, 1998, Mr. O'Connor resigned as President and Director of the Company and returned his 1,000,000 shares of Common Stock to the Company in consideration of an indemnification from the Company to Mr.
       O'Connor.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS

     Directors, Executive Officers, Promoters and
Control Persons of the Company and their ages are as follows:

 Name                              Age            Position
William H. Luckman                 26             President,
                                                  Secretary,
                                                  Treasurer and
                                                  Director

     Mr. Luckman was elected Secretary, Director and Treasurer of the Company on October 16, 1997.
On January 30, 1998, Mr. Luckman assumed the responsibility of President and became the sole director. This was due to the fact that Sean P.
O'Connor, the President and other Company Director resigned. Mr. Luckman will remain in office until the next annual meeting of the stockholders, and until his successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. The Company has not compensated its Directors for service on the Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of the Board of Directors and/or any committee of the Board of Directors. Officers are appointed annually by the Board of Directors and each Executive Officer serves at the discretion of the Board of Directors. The Company does not have any standing committees. William H. Luckman, a Director listed above, is also presently a salaried employee of the Company. The Board of Directors may in the future determine to pay Director's fees and reimburse Directors for expenses related to their activities.

     Mr. Luckman is presently on the Board of Directors and is Treasurer of Optical Systems Inc., a publicly traded company listed on the NADSDAQ OTC
Bulletin Board under the symbol OPSY. None of the Officers and/or Directors of the Company have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.

     The business experience of each of the persons listed above during the past five (5) years is as follows:

1. WILLIAM H. LUCKMAN has an established business management and banking background. He established his background in business as the owner and manager of a mortgage company, International Mortgage, in Chicago, Illinois from June, 1992 until December, 1993. After selling his business, he worked for Lincoln
       Savings Bank, FSB, located in Jericho, New
       York as a marketing consultant and mortgage underwriter. He worked at Lincoln Savings
       Bank from January, 1994 until April, 1994. He then worked for American Home Mortgage of New
       York, one of the largest privately held
       mortgage banks in the United States. He was given the responsibility for out-of-region growth. As the youngest Vice President in company history, he established satellite offices in New York, Florida and Illinois. He worked for American Home Mortgage from April,
       1994 until January, 1997.  Mr. Luckman was the
       President, Treasurer and Director of Premier
       Supplements Corp. from March, 1997 until
       January, 1998. Premier Supplements Corp. is a publicly traded company on the NASDAQ OTC
       Bulletin Board traded under the symbol, PMSP.
       Mr. Luckman is presently the Treasurer and on the Board of Directors of Optical Systems
       Inc., a publicly traded company listed on the NASDAQ OTC Bulletin Board under the symbol
       OPSY.

ITEM 6.   EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE

     The following sets forth the compensation paid by the Company for services rendered by Officers and Directors of the Company:

Name and Principal              Year           Annua Salary (1)
Position
------------------------------------------------------------------------
William H. Luckman            1998           $12,000.00
President/Secretary/
Treasure/Director

1. SIMI has not entered into any employment contracts with its officers or directors.
       Notwithstanding the above, if the NewSoft merger is consummated, the Company shall enter into employment agreements with the two (2) principals of NewSoft. In addition, Mr.
       Luckman shall be entitled to participate in all benefit programs of the Company currently existing. The Company does not presently have any such bonus plans in existence but intends to implement same in the future.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

     On February 1, 1998, the Company issued
2,800,000 shares of the common stock of the Company to Sicor, Inc., a private company, in exchange for $60,000.00 and possible additional consideration not to exceed $350,000.00. Such shares issued to Sicor, Inc. are restricted for a period of two (2) years from the date of issuance in accordance with Rule 144 of the Securities Act of 1933. William H.
Luckman , the President , Secretary, Treasurer and
Director of the Company is a beneficial owner, Secretary, Treasurer and Director of Sicor, Inc.

ITEM 8.   DESCRIPTION OF SECURITIES
AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The Company's authorized capital stock
consists of 50,000,000 shares of common stock, $.0001 par value and 10,000,000 shares of preferred stock, $.0001 par value. As of February 25, 1998,
4,925,000 shares of common stock were outstanding.
There are presently no issued and outstanding shares of preferred stock.

     Each share of common stock entitles the holder to one (1) vote on all matters submitted to a vote of the stockholders. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all members of the Board of Directors. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders except in cases in which more than a simple majority is required by law. Holders of common stock are entitled to receive dividends, when, as and if declared by the Board of Directors, in its discretion, from funds legally available therefore. Subject to the dividend rights of the holders of the preferred stock, holders of shares of common stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of preferred stock that may be outstanding, the holders of common stock are entitled to share ratably in the assets of the Company, if any, legally available of distribution to common stockholders of the Company. The Bylaws of the Company require that only a majority of the issued and outstanding shares of common stock of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting.

     The common stock has no preemptive rights or no subscription, redemption or conversion privileges. All of the outstanding shares of common stock are fully paid and nonassessable.

     The Company's Board of Directors has total discretion as to the issuance and the determination of the rights and privileges of any shares of preferred or common stock which may be issued in the future, which rights and privileges may be detrimental to the rights and privileges of the holders of the existing shares of the Company's common stock now issued and outstanding.

TRANSFER AGENT

     The Transfer Agent for the common stock is Interwest Transfer Company, Inc.

PART II.
ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE
                REGISTRANT'S COMMON EQUITY AND OTHER
                SHAREHOLDER MATTERS

A.   MARKET INFORMATION:  No shares of the
       Company's common or preferred stock have been registered with the Securities and Exchange
       Commission or any state securities agency or authority (other than any state registration, if any, that may have been required with respect to the Regulation D - 504 Offering
       Memorandum).  (See Part II, Item 4, Recent
       Sales of Unregistered Securities for details).
       There is no established public trading market for the Company's issued and outstanding common stock. In the near future, the Company intends to seek sponsorship of one or more
       NASD member registered securities dealers and a quotation on the National Association of Securities NASDAQ Quotation System on either the OTC Bulletin Board, Small Cap or National
       Market.

B. HOLDERS: The number of record holders of shares of the Company's common stock as of February 25, 1998 was thirty-four (34). The aggregate number of shares of the Company's common stock issued and outstanding as of February 25, 1998 was 4,925,000.

C.   DIVIDENDS:  The Company has not paid or
       declared any dividends upon its shares of common stock since its inception and, by reason of its present financial status and its contemplated financial requirements, it does not contemplate or anticipate paying any dividends upon its shares of common stock in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

     The Company is not presently a party to any litigation of any kind or nature whatsoever, nor to the Company's best knowledge and belief is any litigation threatened or contemplated.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH
                ACCOUNTANTS

     The Company's accountants are Durland &
Company, CPAs, P.A. of Palm Beach, Florida.  The
Company does not presently intend to change accountants. At no time have there been any disagreements with such accountants regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     On September 23, 1997, the Company issued an offering pursuant to Rule 504 of Regulation D, promulgated pursuant to the Securities Act of 1933
("Offering"). The Company offered through its Officers and Directors, on a "best efforts" basis, a maximum of 2,000,000 Common Shares of the Company at an offering price of $0.025 per share. The
Company completed the Offering on October 13, 1997 by selling the maximum 2,000,000 Common Shares and raised $50,000.00 from nine (9) investors.

     In January, 1998, the Company's management determined it was in the Company's best interests to repurchase 1,000,000 of the 2,000,000 Common
Shares sold in the Offering from four (4) investors for the sum of $25,000.00. The Company subsequently amended the Offering as of January 29, 1998 and resold the 1,000,000 Common Shares repurchased at the same price in the Offering
($0.025 per share) for $25,000.00 to twenty-six
(26) new investors.

     No Commissions were paid on sales of Common
Shares.

     Since the maximum number of Shares of Common
Stock were sold in the Offering, persons who purchased Common Shares in the Offering own, in the aggregate, 2,000,000 Common Shares out of 4,925,000
Common Stock outstanding, or 40.609%.

     The following shares of the Company's common stock issued to: (a) 100,000 to William H. Luckman, the present officer and sole director of the Company; (b) 25,000 to Richard I. Anslow, Esq., the
Company's legal counsel; and (c) 2,800,000 to Sicor, Inc. (see Part I., Item 7) is unregistered and deemed "restricted securities" as defined by Rule 144 of the Securities Act of 1933, as amended.
All certificates representing such securities bears a restrictive legend preventing their transfer, except in accordance with the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

     For each of the above transactions, the
Company relied upon the exemption from registration under the Securities Act of 1933, as amended, as provided by Section 4(2) of the Act.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Florida law, a director is not
personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless (i) the director breached or failed to perform his duties as a director, and (ii) a director's breach of , or failure to perform, those duties constitutes (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which an unlawful distribution is made; (4) in a proceeding by or in the right of the corporation or in a proceeding in which the corporation procures a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or (5) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify under Florida law.

     The Company's Bylaws limit, to the maximum extent permitted by Florida law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers. The Bylaws provide further that the Company shall indemnify to the fullest extent permitted by Florida law any person made a party to any action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. The Bylaws also provide that directors and officers who are entitled to indemnification shall be paid their expenses incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his being an officer or director of the Company to the maximum extent permitted by Florida law.

PART F/S
The financial statements for the Company from the date of incorporation (September 16, 1997) until December 31, 1997 have been examined to the extent indicated in reports by Durland & Company, CPAs, P.A., independent certified public accountants.

                    STRATEGIC INFORMATION MANAGEMENT
                              INCORPORATED

                     (A Development Stage Enterprise)

                        Audited Financial Statements

          From September 15, 1997 (inception) through December 31, 1997



                     INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report. . . . . . . . . . . .  . .F-2
Balance Sheet. . . . . . . . . . . . . . . . ...........F-3
Statement of Loss..... . . . . . . . . . . . . . . .....F-4
Statement of Changes in Stockholders' Equity  .. .. .  .F-5
Statement of Cash Flows. . . . . . . . . . . . .   . ...F-6
Notes to Financial Statements. . . . .  . . . . . ... ..F-7

                Strategic Information Management Incorporated
                         (A Development Stage Enterprise)
                                     Balance Sheet
                                  December 31, 1997

      ASSETS                                                1997
    _________                                              _____
CURRENT ASSETS
  Cash                                                     $17,619
                                                           ______
     Total Current Assets                                  $17,619
OTHER ASSETS                                                                  0
                                                           _______
Total Assets                                               $17,619
                                                           _______
              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accrued payroll taxes                                    $1,979
                                                            _____
     Total Current Liabilities                             $1,979
LONG TERM LIABILITIES                                           0
                                                             ______

     Total Liabilities                                      $1,979
STOCKHOLDER'S EQUITY
   Preferred stock, 0.0001 par value,
   authorized 10,000,000 shares;
   0  shares issued and outstanding                                           0
  Common stock, $0.0001 par value,
   authorized 50,000,000 shares; issued
   and outstanding 4,000,000  at December 31, 1997             400
  Additional paid in capital                                49,800
  Deficit accumulated during the development stage         (34,560)
                                                           _______
      Total Stockholder's Equity                            15,640
                                                           _______
Total Liabilities and Stockholders' Equity                 $17,619

                Strategic Information Management Incorporated
                        (A Development Stage Enterprise)
                               Statement of Loss
      From September 15, 1997 (inception) through December 31, 1997

REVENUES                                      1997
___________                                   __________
Revenue                                      $
                                              __________
 EXPENSES
   Bank charges                                       151
   Consulting                                       3,000
   Organization                                       821
   Professional fees                                5,000
   Payroll tax expense                              1,776
   Office salaries and officers                    18,662
   Travel                                           5,150
                                               __________
        Total expenses                             34,560
                                               __________
Loss before income tax benefit                    (34,560)
                                               ___________
                                               ___________
Income tax benefit                                      0
                                               __________
Net loss                                         $(34,560)
Net loss per weighted average share            $    (0.01)
                                              _____________
Weighted average number of shares                  3,140,185
                                              _____________

             Strategic Information Management Incorporated
                   (A Development Stage Enterprise)
                   Statement of Stockholders' Equity
            From September 15, 1997 (inception) through December 31, 1997

                                                                                  Deficit
                    Accumulated                 Additional      During the     Total
                    Number of        Common     Paid in         Development    Stockholder
                    Shares           Stock      Capital         Stage          Equity
BEGINNING
BALANCE,
Sept. 31, 1997          0         $      0      $      0       $       0      $      0

Capital
investment:
Sept. 15: Services   1,000,000         100             0                0            0
Oct. 14:  Cash       2,000,000         200        49,800                0       50,000
Oct.16:   Services   1,000,000         100             0                0          100
Net Loss                     0           0             0         (34,560)      (34,560)
BALANCE,
--------------------------------------------------------------------------------------
Dec. 31, 1997        4,000,000        $400.00    $49,800        $(34,560)      $15,640
--------------------------------------------------------------------------------------

                Strategic Information Management Incorporated


                       (A Development Stage Enterprise)
                           Statement of Cash Flows
    From September 15, 1997 (inception) through December 31, 1997



CASH FLOWS FROM OPERATIONS                                   1997
ACTIVITIES                                                __________

  Net loss                                                $(34,560)
Adjustments to reconcile net loss to net
cash used by operating activities:
            Stock issued in exchange for services              200
Changes in operating assets and liabilities :
          Increase in  accrued payroll taxes                 1,979
                                                          _________
Net cash provided (used) by operating activities           (32,381)
CASH FLOW FROM INVESTING ACTIVITIES
                                                                              0

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                    50,000
                                                          _________
Net cash provided (used) by financing activities            50,000
Net increase (decrease) in cash                             17,619
CASH and equivalents, beginning of year                          0
                                                          _________
CASH and equivalents, end of year                          $17,619
                                                          _________
Supplemental disclosure of cash flow information
          None
               Strategic Information Management
                                             Incorporated
        (A Development Stage Enterprise)
          Notes to Financial Statements


(1) Summary of significant accounting policies.
The Company.   Strategic Information Management Incorporated (the
"Company") is a development stage enterprise which conducts business from its headquarters in West Palm Beach, Florida. The Company was organized under the laws of the state of Florida, September 15, 1997. The Company moved its operation from Freehold, New Jersey to West Palm
Beach, Florida in December, 1997. The Company intends to enter the computer information technology industry as a provider of information management consulting services.
a) Use of estimates. The financial statements have been prepared in conformity with generally accepted accounting principals. In preparing the financial statements, management is required to make assumptions that effect the reported amounts of assets and liabilities as of the date of the balance sheet and statement of operations for the period then ended.
Actual results may differ from these estimates.
b) Cash equivalents. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.
c) Accounts receivable. The Company intends to provide credit for open accounts in the normal course of business.
d) Fixed assets. Fixed assets when acquired in the course of business will be recorded at cost. Depreciation will be computed on the straight-line method, based on the estimated useful lives of the assets, generally three, five or seven years. Expenditures for maintenance and repairs will be charged to operations as incurred.
e) Deferred income taxes. The Company provides for deferred income taxes on elements of income that are recognized for income tax purposes in periods different than such items are recognized for financial accounting purposes. SFAS 109 requires companies to take into account changes in tax rates when valuing the deferred income tax amounts carried on their balance sheets (the "Liability Method"). The Company had a deferred tax asset of $13,005 at December 31, 1997 . The Company has established a valuation reserve in the amount of $13,005 at December 31, 1997. The deferred tax asset is composed primarily of the tax benefit of net operating loss carry forwards totaling $34,560 at December 31, 1997, which will expire in 2012. The tax benefit is comprised of approximately $11,104 in federal tax benefit and $1,901 in state tax benefits.
f) Net loss per share. Net loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the period.




  Strategic Information Management Incorporated
        (A Development Stage Enterprise)
          Notes to Financial Statements
(2) Stockholders' equity. The Company has authorized 50,000,000 shares of $0.0001 par value common stock and 10,000,000 shares of $0.0001 par value preferred stock. On September 15, 1997 the Company issued 1,000,000 shares of common stock to the founder in exchange for services valued at $100. On September 23, 1997, the Company issued an Offering Memorandum to certain individuals in an offering conducted pursuant to Rule 504 of Regulation D, of the Securities Act of 1933, as amended. The offering consisted of 2,000,000 shares of common stock offered at $0.025 per share and was fully subscribed by October 14, 1997 with $50,000 in cash. On October 16, 1997, the Company issued
1,000,000 shares to the Secretary-Treasurer in exchange for services valued at $100.

(3) Subsequent events.  In January, 1998, management of the Company determined it was in the best interest of the shareholders to repurchase 1,000,000 shares of common stock from several shareholders at the original issue price of $0.025 per share.  The Company subsequently re-
sold these  1,000,000 shares for $25,000 in cash and filed form M-3
(Amendment to an originally accepted M-11) in New York.  The Company issued 2,800,000 shares of common stock to Sicor, Inc. in exchange for agreements for $60,000 in cash and other consideration
On January 30, 1998, the founder of the Company resigned as President, and Director and returned his 1,000,000 of  founder's common stock to the
Company in exchange for a blanket indemnification.   The Secretary-
Treasurer was elected additionally as President and as part of a capital restructuring, returned 900,000 of his shares to the treasury. The
Corporate Counsel was granted 25,000 shares for $2.50 (par value) in services.
On February 5, 1998, the Company executed a letter of intent to acquire all of the issued and outstanding stock of NewSoft GmbH and to execute a binding purchase agreement at a later date.  The term of this letter of intent
has been extended to March 31, 1998.   The purchase price is to be
$300,000 plus 500,000 shares of restricted stock in Sicor, Inc., and
550,000 shares of the Company.   In addition, the principals of NewSoft
GmbH would receive 40% of the earnings before income tax of the Company. The letter of intent further provides for 1,000,000 additional shares of the Company to be issued in the event certain sales levels are attained.

(4) Going Concern. As shown in the accompanying financial statements, the Company incurred a net loss of $34,560 from September 15, 1997 through December 31, 1997. There were no revenues during the three and one-half month period leaving cash in bank representing total assets of $17,619 less liabilities of $1,979 resulting in a working capital balance of $15,640. The ability of the Company to continue as a going concern is dependent on locating a suitable merger partner and/or obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                     REPORT OF INDEPENDENT AUDITORS
TO: The Board of Directors and Stockholders
        Strategic Information Management Incorporated
        West Palm Beach, Florida
We have audited the accompanying balance sheet of Strategic Information Management Incorporated (a development stage enterprise) as of December
31,  1997
and the related statements of loss changes in stockholders' equity and cash flows from
September 15, 1997 (inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with generally accepted auditing standards.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Information Management Incorporated as of December 31, 1997 and the results of its operations and its cash flows from September 15, 1997 (inception) through December 31, 1997 in conformity with generally accepted accounting principles. The accompanying financial statements have been prepares assuming that the Company will continue as a going concern. As discussed in note 4 to the financial statements, the Company has suffered losses from operations which raises substantial doubt about its ability to continue as a going concern. Management plans regarding those matters also are described in note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                         /s/ Durland & Company, CPA's, PA
                         Durland & Comapny, CPAs, PA.

Palm Beach, Florida
February 18, 1998

PART III
ITEM 1.   INDEX TO EXHIBITS
The following exhibits are filed with this Form 10-SB:

EXHIBIT #      EXHIBIT NAME
--------------      ----------------------
3(i)            Certificate of Incorporation of Strategic Information
                Management Incorporated and Amendments
3(ii)           By-Laws of Strategic Information  Management
                Incorporated
23              Independent Auditor's Consent
24              Power of Attorney
27              Financial Date Schedule

                                             SIGNATURES
     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                             STRATEGIC INFORMATION
                          MANAGEMENT INCORPORATED

                    By:/s/   William H. Luckman
                                -------------------------
                               William H. Luckman
                               President, Secretary,
                               Treasurer
                               And Director
Dated: February 27, 1998